Exhibit 99.1

PRESS RELEASE

AerCap Subsidiary AeroTurbine Refinances Credit Facility and Increases Size to $550 Million

Amsterdam, The Netherlands; November 14, 2014 - AerCap Holdings N.V. ("AerCap", NYSE: AER) announced today that its subsidiary AeroTurbine signed an amendment and extension of its credit facility which increases the size from $430 million to $550 million and extends the maturity of the facility to the fourth quarter of 2019.

The credit facility amendment was led by Crédit Agricole CIB, the incumbent administrative agent. Other joint book runners included Morgan Stanley, JP Morgan, BNP Paribas and MUFG Union Bank. Fifth Third Bank acted as documentation agent. The number of participating banks increased from nine to fifteen.

"We are grateful for the continuing support from our banking group as we continue expanding our global business,” said Michael King, AeroTurbine President and Chief Executive Officer. “This credit facility further increases our access to attractively priced capital and strengthens our ability to aggressively pursue acquisitions of the most profitable aircraft, engines and parts inventory.”

About AerCap
AerCap is the global leader in aircraft leasing with 1,300 owned and managed aircraft in its current fleet and a highly attractive portfolio of 400 high-demand, fuel-efficient aircraft on order. AerCap serves over 200 customers in 90 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

About AeroTurbine
AeroTurbine, a wholly-owned subsidiary of AerCap, is the largest global provider of aircraft engines, airframes and components. The company also provides part-out and MRO services. AeroTurbine is headquartered in Miami/Miramar (Florida) and has offices in Dallas (Texas), Goodyear (Arizona), London and Singapore.

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